Exhibit 99.1

Trina Solar Announces Updates to
Second Quarter 2012 Guidance

CHANGZHOU, China, July 30, 2012 /PRNewswire-Asia/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today the following updates to its previous guidance made for the quarter ended June 30, 2012.

The Company estimates its solar module shipments in the second quarter of 2012 to be between 390 MW to 420 MW, compared to the Company’s previous guidance of 500 MW to 520 MW for the reasons discussed below. Additionally, for the second quarter of 2012, the Company estimates that overall gross margin, including the impact of a provision for potential countervailing and anti-dumping duties and a non-cash inventory write-down in the range of $26 million to $28 million, to be 7.0% to 9.0%, compared to the Company’s previous guidance of approximately 10%.

The Company further expects that its operating expenses in the second quarter of 2012 will be impacted by:

•                  A receivables provision between $45 million to $48 million primarily for certain customers’ accounts receivables; and

•                  A foreign currency exchange loss between $22 million to $23 million, which was net of changes in fair value of derivative instruments.

The Company will confirm or revise its previous shipment guidance of between 2.0 to 2.1 GW for the full year 2012 during its second quarter 2012 earnings conference call.

“An overcapacity-induced deflationary pricing environment caused the shortfall in gross margin,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “Shipment volume fell short of our targets as US market uncertainty on the preliminary impact of the tariff resulted in stagnant demand in North America, and the timing of several large projects in China was pushed to the second half of 2012. Amidst these market conditions, we strived to maintain reasonable gross profits.”

“The receivables provision results largely from the overdue balances for certain customers,” said Mr. Terry Wang, CFO of Trina Solar. “Meanwhile, the Company is making a strong effort to collect payments from these customers.”

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

The Company will announce its second quarter 2012 results via conference call at 8:00 a.m. ET on August 21, 2012. Conference call details may be found via separate announcement, available at the Investors Center of the Company’s website at http://www.trinasolar.com.

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model, from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou) Thomas Young, Vice President, Investor Relations Phone: + (86) 138-6118-3779 (Global) Email: ir@trinasolar.com	Brunswick Group Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com